ANGLOVAAL MINING

AVMIN

03 MAY -1 AM 7:21

ANGLOVAAL MINING LIMITED
56 MAIN STREET JOHANNESBURG
01
ARSHALLTOWN
7
4 9111
03022249
...ONAL TELEPHONE (+27 11) 634 9111
FACSIMILE (011) 634 0038
INTERNATIONAL FACSIMILE (+27 11) 634 0038
WWW.AVMIN.CO.ZA

11 April 2003

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

REFERENC ~~82-14282~~

82-4579 SUPPL

Dear Sirs

Announcement : 8 April 2003

We enclose a copy of an announcement (Cautionary announcement) published in the press on Tuesday, 8 April 2003.

Yours faithfully
For and on behalf of
Anglovaal Mining Limited

R H Phillips
Group Company Secretary

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

RHP/re
C:\Documents and Settings\rosael\My Documents\Avmin 2003\Letter\Letter - Securities and Exchange Commission - Announcement 7 April 2003.doc

dlw 6/4

ANGLOVAAL MINING

(Registration number 1933/004580/06)
(Incorporated in the Republic of South Africa)
Share codes: South Africa AIN
London Stock Exchange: AGM
("Avmin" or the "Company")

Cautionary announcement

A memorandum of understanding has been entered into with J&W Holding AG (incorporated in Switzerland) ("J&W") regarding the potential acquisition of Avmin's 90 per cent stake in Chambishi Metals plc ("Chambishi"). Chambishi is a primary cobalt/copper producer located on the Zambian Copperbelt.

The memorandum of understanding permits J&W to have exclusivity for two months to conduct a due diligence study. Based on the outcome of this study, detailed terms will be finalised and a sales and purchase agreement concluded. The transaction is subject to approval from lending institutions and the authorities in Zambia and South Africa, plus approval by the Avmin and J&W boards of directors.

Shareholders are advised to exercise caution in dealings in the Company's securities until a further announcement is made.

Johannesburg, South Africa
April 2003

Sponsor

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)